SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Bovespa (São Paulo)	AMBV4 – Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
ABVc – Common

AMBEV ANNOUNCES ALLIANCE AND INVESTMENT IN THE
DOMINICAN REPUBLIC

São Paulo, February 12, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and Brazil’s leading Beverage Company, announces today its decision to enter the Dominican Republic’s beverage market, competing in both the beer and soft drinks segments.

Encouraged by the successful launch of its operation in Guatemala, which has been created in association with PepsiCo’s anchor bottler for the region, Central America Bottling Corporation (Cabcorp), AmBev will now replicate a similar version of that business model in the Dominican Republic. To achieve that, the Company announces today an agreement with Embotelladora Dominicana CXA (Embodom), PepsiCo’s exclusive bottler for that country. Upon the conclusion of this transaction AmBev and Embodom will be partners in a company that will commercialize both soft drinks and beer in the Dominican beverage market, in which AmBev will hold a 66% stake.

Embodom currently holds a leadership position in the Dominican soft drinks market, with a market share of 56.0% as of November 2003, according to EMEVENCA data. The company sells PepsiCo’s core soft drinks brands (Pepsi Cola, Seven Up and Mirinda), as well as its own brand Red Rock. Embodom has one bottling plant with capacity to produce 2.3 million hectoliters per year, which is located in the city of Santo Domingo, capital of the Dominican Republic and its main market. Besides the plant, the company counts on 25 distribution centers across the country, servicing the whole Dominican beverage market.

The terms of the transaction are as follows:

1.	AmBev will acquire a 51% stake at Embodom for US$ 60 million due in three installments: US$ 40 million in February 2004, US$ 10 million in February 2005 and US$ 10 million in February 2006.

2.	The 66% stake will be achieved via asset contribution to Embodom, composed of US$ 10 million in cash and an operational beer production plant, built with existing assets from AmBev.

Despite the financial crisis that hit the country in 2003, AmBev is confident in the recovery of the Dominican economy, as well as in the promising potential of the country’s beverage market and the excellent operational capabilities demonstrated by Embodom’s share of the soft drink market. AmBev estimates the size of the Dominican beer market in terms of total volumes and value at 3.2 million hectoliters and over US$ 430 million, respectively. As already observed in Guatemala, the joint operations of a new beer brand and a strong and efficient soft drinks business, with deep local expertise (as is the case of the Embodom organization), generate significant synergies, translated into both lower investment needs and operational costs. Moreover, the complete portfolio consisting of beer, soft drinks and mineral water creates a higher relevance to the points of sales, improving the company’s competitive position.

This transaction is another step towards AmBev’s expansion in Latin America, allowing the Company to now enter the Caribbean market. The Company has been using a combination of acquisitions, greenfield and joint venture projects throughout the region in order to consolidate its position in attractive markets, while at the same time preserving shareholder value and its strong credit profile.

Further information about this transaction will be provided at AmBev’s fourth quarter conference call.

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Fernando Vichi
(11) 2122-1415	(11) 2122-1414
acpaidar@ambev.com.br	acfgv@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.